

April 18, 2013

<u>Via Facsimile</u>
Mr. Perry L. Elders
Chief Financial Officer
McDermott International, Inc.
757 N. Eldridge Pkwy.
Houston, TX 77079

> **Re: McDermott International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 1-08430**

Dear Mr. Elders:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Business</u>

<u>Backlog, page 4</u>

1.   We note your disclosure that backlog is not a measure defined by generally accepted accounting principles and that your methodology for determining backlog may not be comparable to the methodology used by other companies in determining their backlog amounts. In future filings, beginning with your next quarterly report, please provide the following expanded disclosures regarding your backlog:

- An enhanced discussion of how your backlog is calculated, including what it includes and what it excludes in regard to firm orders, extensions/add-ons, pass-through costs (i.e. zero margin amounts), funded/unfunded amounts, and VIE/joint venture contracts versus company contracts.

- If relevant, discuss any changes in the methodology used to determine your backlog.

- To allow better insight into changes in your backlog from period to period, provide a roll-forward of your total backlog. The roll-forward should include current period beginning and ending balances, current period additions, cancellations, and amounts recognized in revenue, as well as any other major categories relevant to your facts and circumstances.

- To the extent any of your backlog is not moving forward, quantify and discuss such amounts.

- Address and discuss expected margins and margin trends in your backlog.

- Provide a breakdown of your backlog by service line including: procurement, project management, engineering, fabrication and offshore operations.

- Provide, in percentage terms, a breakdown of your backlog by currency.

- We note that you "generally" include expected revenues of contracts in your backlog when you "enter into a written confirmation" with customers. If relevant, quantify and discuss any amounts included in your backlog for which written customer confirmation has not been obtained.

Risk Factors, page 13

General

2.   We note that throughout the earnings call for the fourth quarter of 2012, there was discussion as to how "wage rates are an issue..." and that "[l]abor activity has negatively affected [you]." With a view towards future disclosure, please tell us what impact lack of qualified labor and rising labor cost have had on your financial position and what consideration you have given to including related risk factor disclosure.

Our backlog is subject to unexpected adjustments and cancellations, page 15

3.   To the extent that certain contracts or projects comprise a material portion of your backlog, in future filings please consider enhancing your risk factor disclosure to specifically identify these contracts and the inherent risks associated with backlog work being performed. For example, we note that during the earnings call for the fourth quarter of 2012, discussion was focused on particular projects such as the Macedon, Ichthys and INPEX projects, the progress made on these projects and certain productivity concerns. In addition, in future filings please consider expanding your MD&A disclosure

related to the status of work performed in key projects to help investors better assess your revenue estimates based on the current status of your backlog and the expected impact that such projects may have on your financial statements going forward.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

4.   Please revise your MD&A in future annual and quarterly filings to address the following:

- Quantify the factors you identify as impacting Revenues from period to period and more fully explain the reasons why certain of your segments experienced increased fabrication and marine activities and another segment experienced lower marine activity.

- Explain the reasons why your Asia Pacific segment experienced cost savings on marine installations activities and improvements from project close-outs and settlements during the most recent year.

- Explain the reasons why your Middle East segment experienced significantly lower amounts from project close-outs and settlements during the most recent year.

- During the most recent year, we noted a significant increase in total accounts receivable trade and contracts in progress and a significant decrease in advance billings on contracts relative to a modest increase in revenues. Please disclose and discuss the factors that lead to such changes relative to the change in revenues.

- During the most recent year, we noted a significant increase in claims included in estimates at completion and revenues. Please disclose and discuss the principle items included in such amounts, including: the specific nature of the claim and segment impacted; your basis for determining the claim is probable and estimable; and the current status of the claim and the expected timeframe for resolution.

Business Outlook, page 32

5.   We note that in your earnings call for the fourth quarter of 2012 you provide specific information regarding potential future revenue, such as a quantifiable amount of your target projects, your bids and change orders, and your revenue pipeline. We note that you also discuss potential revenue recognition from specific projects, such as Papa Terra. With a view towards future disclosure, please tell us what consideration you gave to including a similar discussion and analysis of such known material trends, demands, commitments, events and uncertainties in your filing to help investors ascertain the likelihood that past performance is indicative of future performance. See Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3. of SEC Release No. 33-8350.

Consolidated Financial Statements, page 51

Note 1 – Basis of Presentation and Significant Accounting Policies, page 57

6.   If applicable, please revise future filings to disclose the amount of progress payments netted against contract costs as well as the amount of advances that are payments on account of work in progress as of each balance sheet date. Refer to ASC 910-20-50-1(b), Rule 5-02.6(d)(iii) of Regulation S-X, and ASC 910-405-50-2.

7.   Please revise future filings to clarify if the claim amounts you disclose also include amounts recognized on unapproved change orders and similar items subject to uncertainty. If not, please disclose such amounts in future filings. Also, please disclose the nature and status of the principle items included in all such amounts in future filings. Refer to Rule 5-02.3(c)(3) of Regulation S-X, ASC 910-310-50-1, and ASC 910-20-50-1a.

8.   Please revise future filings to disclose your policy and amounts of pre-contract costs deferred, if material. Refer to ASC 910-340-50-1.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot at (202) 551-3442 or Era Anagnosti at (202) 551- 3369 if you have question regarding legal comments. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief